Exhibit 99.3

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2020
DATED MARCH 22, 2021

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Cautionary Note to Investors in the United States Regarding Resources and Reserves	2
Management’s Discussion and Analysis	3
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	12
Selected Annual Financial Information	14
Summary of Quarterly Results	15
Liquidity	15
Capital Resources	17
Off-Balance Sheet Arrangements	18
Transactions with Related Parties	18
Risk Factors	18
Significant Accounting Policies and Estimates	42
Financial Instruments	44
Capital Structure	45
Controls and Procedures	45
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	45

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the timing of receipt of approval of the notice of intent for the Phase 2 environmental impact statement at Relief Canyon; the success of exploration and development activities; statements regarding the Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade extension exploration drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; Americas Gold and Silver's ability to operate the Relief Canyon mine; the potential for resolution of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations thereat, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Americas Gold and Silver; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex; the liquidity of the common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition including the market reaction to the COVID-19 pandemic; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex and the Relief Canyon mine, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2020, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 22, 2021 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2020 and 2019. The audited consolidated financial statements for the years ended December 31, 2020 and 2019 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2020 compared to the year ended December 31, 2019 as well as comments on plans for the future. Throughout this MD&A, references to gold equivalent ounces produced are based on gold and silver production at average gold spot prices and average silver realized prices during each respective period, and references to silver equivalent ounces produced are based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period, except as otherwise noted.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer advancing the Relief Canyon gold mine (“Relief Canyon”) to full production in Nevada, USA in 2021. It also has two existing operations in the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. The past-producing mine includes three historic open-pit mines, a newly constructed crusher, ore conveyor system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement was to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan” or “Plan”). The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations in Sinaloa, Mexico, which includes the San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company’s Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters (first announced on February 2, 2020). The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on advancing the Relief Canyon mine to full production by the end of Q2-2021. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. Exploration will continue evaluating early-stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas accessible from existing infrastructure at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Highlights

●
The Company declared commercial production at Relief Canyon effective January 11, 2021 after the radial stacker was returned in mid-December 2020, with full production expected by the end of Q2-2021. During 2020, the operation was focused on increasing mining rates, increasing ore placement on the leach pad, improving gold extraction rates, increasing leach solution flow rates, and improving the consistency of operating practices.

●
Galena’s Recapitalization Plan is proceeding on time and on budget with the Company experiencing higher year-over-year production in 2020 compared to 2019; silver production increased by 24% year-over-year while lead production increased by 55%.

●	Drilling at Galena of extensions to known resources and historic veins has shown promising results, increasing measured and indicated silver resources by 36% with further increases expected.
●
On September 14, 2020, the Company announced a significant increase to the Galena Complex mineral resource. Based on only 33% of planned Phase 1 exploration drilling as part of the Recapitalization Plan, measured and indicated silver resources, as of June 30, 2020, increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces. This increase represents a 36% and 101% increase, respectively, from previous reported estimates.

●
The Company continues to benefit from the success of the Phase 1 drill program as part of the Recapitalization Plan, with current results from the East Coeur drilling, targeting the area between Galena's historically prolific West Argentine mining front and the Coeur mine, yielding several high-grade intercepts. Results include:

o	Hole 34-113:	4,554 g/t silver and 5.0% copper (or 5,068 g/t AgEq1) over 0.3 m2
o	Hole 34-114:	5,418 g/t silver and 3.6% copper (or 5,788 g/t AgEq) over 0.3 m
1,205 g/t silver and 1.2% copper (or 1,334 g/t AgEq) over 1.3 m
o	Including:	8,642 g/t silver and 7.4% copper (or 9,404 g/t AgEq) over 0.2 m
o	Hole 34-120A:	5,712 g/t silver and 2.7% copper (or 5,992 g/t AgEq) over 0.7 m
	Including:	6,653 g/t silver and 2.8% copper (or 6,944 g/t AgEq) over 0.5 m

●
The Cosalá Operations remain under care and maintenance as the Company continues to work with all legitimate stakeholders to achieve a resolution to the illegal blockade to allow operations to re-commence in the near term. The Company agreed to a framework in February 2021 with the Mexican government to reopen the mine with certain conditions.

●	Revenue of $27.9 million and a net loss of $30.1 million for 2020 or a loss of ($0.24) per share.
●
Consolidated year-to-date operating metrics from 2020 were generally not comparable to 2019 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Recapitalization Plan implementation, and the continued ramp up of operations at Relief Canyon with commercial production declared effective January 11, 2021.

●
The Company had a cash balance of $4.7 million and working capital deficit of $18.9 million as at December 31, 2020. On January 29, 2021, the Company closed a bought deal financing for aggregate gross proceeds of approximately $26.7 million or C$34 million.

1 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead. Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.
2 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

COVID-19 Pandemic

The Company has been closely monitoring developments of COVID-19, declared a global pandemic by the World Health Organization on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities were implemented and there have been no significant outbreaks of COVID-19 at any of the Company’s operations to date except for an occurrence at the Relief Canyon mine in late December 2020 into early Q1-2021. Despite this incident, all of the Company’s mining and corporate operations continued to operate with the exception of mining operations in Cosalá during fiscal 2020, which were halted by the illegal blockade. The Cosalá Operations remain on care and maintenance as it continues to work to resolve the illegal blockade and related matters. While operations continue at Relief Canyon during COVID-19, the Company has at times been limited in its ability to promptly troubleshoot ramp-up issues, common when commissioning a new mine, due to an inability to get key management and consultants in a timely manner to site due to travel restrictions.

Relief Canyon Update

On February 18, 2020, the Company announced the completion of construction of Relief Canyon in late January 2020, with first gold production occurring on February 17, 2020, approximately nine months after the formal commencement of construction in mid-May 2019. The initial capital spend for Relief Canyon was within the Company’s previously provided guidance range of US$28 million to US$30 million.

While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, gold extraction was slower than planned. While Relief Canyon has experienced start-up challenges typical to a heap leach operation, there are a number of factors impacting gold extraction, notably: the metallurgical characteristics of the material stacked on the leach pad sourced from the existing three pits, inconsistent operating practices, solution application rates on the leach pad, and the failure of the radial stacker. The Company and its consultants undertook an analysis of recent performance and implemented a number of procedural changes to address these issues, including improved ore control, increased training, standardization of operating practices and reagent optimization. These challenges were amplified by the impact of COVID-19 limiting accessibility of consultants and senior staff to site in the first half of the year.

Ore stacking was impacted by the structural failure to the radial stacker in May 2020 resulting in reduced stacking rates from the use of a temporary stacker capable of handling approximately 8,000 tons per day instead of the targeted rate of over 16,000 tons per day with the original stacker. Repairs to the damaged stacker were completed in Q4-2020 and returned to site by mid-December 2020 after having undergone all necessary pre-checks and certifications by the supplier to safeguard against potential mechanical and structural issues prior to shipping to the mine site removing the last remaining hurdle to increase to the planned 16,000 tons per day. Commercial production was declared effective January 11, 2021 with full ramp-up from the operation targeted by the end of Q2-2021. As of December 31, 2020, Relief Canyon had sold approximately 4,836 ounces of gold and 13,052 ounces of silver.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Notice of Intent (“NOI”) for the Phase 2 EIS was published in the Federal Register in Q3-2020. The Phase 2 permit will allow the Company to continue mining at depth below the water table, expand the footprint of both the heap leach and waste rock storage facilities and expand the mining permit boundary. Approval of the EIS and receipt of the Phase 2 permit is expected within 12 months of the NOI being published.

Galena Recapitalization Plan

In September 2019, the Company entered into a 60/40 joint venture with Sprott to recapitalize the Galena Complex. The joint venture and capital investment by Sprott allowed for redevelopment of the mine in order to best exploit Galena’s existing resources, improve operational performance, and prepare the Complex for future profitability. The Company and Sprott believe there are substantially more silver resources to be discovered at better grades along extensions of existing veins and at depth; a portion of the invested capital was earmarked to explore significant historical veins at depth below current working levels.

The Recapitalization Plan at the Galena Complex is proceeding on time and on budget with the Company experiencing increased year-over-year production in 2020 compared to 2019. Production in Q4-2020 increased to 294,000 ounces of silver and 6.0 million pounds of lead (503,500 ounces AgEq) compared with 160,000 ounces of silver and 2.6 million pounds of lead in Q4-2019 (293,500 AgEq), a year-over-year increase of over 100% on a AgEq basis. This improvement was the result of the refurbishment and purchase of underground mobile equipment, capital investments (machinery and development), and mine-wide rehabilitation, including the 5500 Level loading pocket, which allowed ore and waste to be skipped efficiently from this level. Further underground development improvements, additional equipment procurements, and an exploration drilling program designed to target high-grade extensions of historic veins below current workings will benefit the operation longer term by discovering additional high-grade silver resources further improving mining efficiency and lowering cash costs. During the Recapitalization Plan, the Company continues to exclude cost figures from its quarterly disclosure.

The Company expects 2021 to be a transitional year at the Galena Complex from a production standpoint with continued exploration drilling supporting the ability to grow production towards a 2.0 million ounce per year plan.  Longer term and assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.

Galena Exploration Update

The Galena Complex had a strong year and is benefitting from the renewed exploration focus as evident from the updated mineral resource estimate released on September 14, 2020. Measured and indicated silver resources (100% basis) increased from 27.4 million ounces to 37.3 million ounces and inferred silver resources increased from 39.0 million ounces to 78.6 million ounces.  This increase represents a 36% and 101% increase, respectively, from previous reported estimates.

Since the most recent updated mineral resource estimate, exploration success has continued with a focus on three main areas including the intersection of the 175, 185 and Silver Veins (the “Triple Point”), the 360 Complex from the 4300 Level, and Coeur East, the area between Galena’s historically prolific West Argentine mining front and the Coeur mine.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Triple Point
The first hole targeting Triple Point crossed all three veins approximately 75 meters below current infrastructure and 75 meters above the expected convergence point.
•	Hole 55-153:	582 g/t silver and 30.7% lead (or 1,695 g/t AgEq3) over 2.2 m4 (185 Vein)
219 g/t silver and 9.5% lead (or 564 g/t AgEq) over 1.9 m (175 Vein)
271 g/t silver and 2.3% lead (or 365 g/t AgEq) over 1.9 m (Silver Vein)
Follow-up drilling intersected both the 185 and 175 Veins with significant grade and widths, approximately 135 meters below the 5500 Level:
•	Hole 55-133:	694 g/t silver, 11.0% lead and 0.3% copper (or 1,119 g/t AgEq) over 2.3 m (185 Vein)
324 g/t silver, 3.4% lead and 0.1% copper (or 461 g/t AgEq) over 1.8 m (175 Vein)

Drilling targeting the Silver Vein, 110 meters west of the Triple Point and over 100 meters below the 5500 Level, intersected:
•	Hole 55-136:	1,269 g/t silver and 0.9% copper (or 1,356 g/t AgEq) over 0.5 m
828 g/t silver and 0.8% copper (or 905 g/t AgEq) over 0.5 m

Development on the 5500 Level and establishment of a new drill station is complete.  This drill station will provide a better angle to target the Triple Point as well as the down dip extension of the 360 Complex (described below).

360 Complex
Drilling of the 360 Complex from the 4300 Level was an important contributor to the increase in the mineral resource estimates as of June 30, 2020.
Since this date, the Company drilled several additional holes which are expected to positively impact the mid-year 2021 resource estimate.  Drilling intersected several closely spaced, parallel veins that are close to existing infrastructure with good grades and minable widths. Key intercepts:
•	Hole 43-239:	809 g/t silver and 37.2% lead (or 2,148 g/t AgEq) over 0.6 m
•	Hole 43-246:	548 g/t silver and 18.9% lead (or 1,239 g/t AgEq) over 3.4 m
•	Hole 43-249:	324 g/t silver and 15.8% lead (or 896 g/t AgEq) over 5.2 m
	including	1,248 g/t silver and 32.4% lead (or 2,470 g/t AgEq) over 0.3 m
•	Hole 43-250	1,053 g/t silver and 21.4% lead (or 1,910 g/t AgEq) over 1.6 m
	including	4,287 g/t silver, 4.6% copper and 44.4% lead (or 6,353 g/t AgEq) over 0.1 m
•	Hole 43-251:	424 g/t silver and 16.5% Pb (or 1,056 g/t AgEq) over 0.7 m
	including	1,481 g/t silver, 1.7% copper and 54.0% lead (or 3,597 AgEq) over 0.1 m
•	Hole 43-253:	855 g/t silver, 0.7% copper and 0.4% lead (or 938 g/t AgEq) over 0.5 m
	including	4,458 g/t silver, 3.5% copper and 1.8% lead (or 4,888 g/t AgEq) over 0.1 m
413 g/t silver and 10.2 % lead (or 786 g/t AgEq) over 1.5 m
	including	2,092 g/t silver and 43.4% lead (or 3,680 g/t AgEq) over 0.2 m
East Coeur Drilling
The East Coeur target occupies the area between Galena’s historically prolific West Argentine mining front and the Coeur mine.  Initial drilling yielded encouraging results which led to additional follow-up drilling.  Key intercepts from the first hole at East Coeur:
•	Hole 34-117:	1,017 g/t silver and 1.0% copper (or 1,121 g/t AgEq) over 2.9 m
	including	2,195 g/t silver and 3.1% copper (or 2,513 g/t AgEq) over 0.8 m
	including	6,893 g/t silver and 3.0% copper (or 7,206 g/t AgEq) over 0.2 m
Following the initial success, the Company has drilled several high-grade intercepts:
•	Hole 34-113:	4,554 g/t silver and 5.0% copper (or 5,069 g/t AgEg) over 0.3 m
•	Hole 34-114:	5,418 g/t silver and 3.6% copper (or 5,788 g/t AgEg) over 0.3 m
1,205 g/t silver and 1.2% copper (or 1,334 g/t AgEg) over 1.3 m

3 AgEq for drilling results only were calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead. Otherwise throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.
4 Meters represent “True Width” which is calculated for significant intercepts only and based on orientation axis of core across the estimated dip of the vein.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

	including	8,642 g/t silver and 7.4% copper or (9,404 g/t AgEg) over 0.2 m
•	Hole 34-120A:	686 g/t silver and 0.7% copper (or 756 g/t AgEg) over 0.9 m
5,712 g/t silver and 2.7% copper (or 5,992 AgEg) over 0.7 m
	including	6,653 g/t silver and 2.8% copper (or 6,944 AgEg) over 0.5 m
405 g/t silver and 0.3% copper (or 435 g/t AgEg) over 1.2 m

The Company is targeting further mineral resource additions at the Galena Complex from the remainder of Phase 1 drilling through June 2021.  In addition to the deep drilling of the Triple Point and success on the 4300 Level, the recent East Coeur drilling is expected to positively contribute to the updated mid-year resource estimate and be above the targeted addition of 50 million ounces of silver. Please see the press releases and the Company’s website for further information. Full tables of the drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20201022.pdf
https://americas-gold.com/site/assets/files/4297/dr20201218.pdf
https://americas-gold.com/site/assets/files/4297/dr20210106.pdf
https://americas-gold.com/site/assets/files/4297/dr20210322.pdf

Cosalá Operations: COVID-19 and Illegal Blockade

In February 2020, the Company announced an illegal blockade had been put in place at the Cosalá Operations by a group of self-interested individuals including a small minority of the Company’s hourly workforce. As a result, the Operations were put on care and maintenance pending the permanent removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. These efforts were prolonged by the temporary closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19.

In August 2020, the Company announced that the illegal blockade had been resolved allowing some Company personnel to re-enter the mine operations. This access was not maintained by the group blockading the Company’s facilities.  With the re-opening of Mexican government offices in August, the Company’s employees were expected to vote in September 2020 for new union representation and did so on September 17, 2020.  In advance of the vote, a number of irregularities came to light, including the use of threats and intimidation by third parties in connection with the vote, which indicated that there could not be a fully democratic vote with freedom of association; while the labour authorities recognized the results, a number of unions who participated in the process are formally challenging the results of the vote which remain before the applicable courts and have not been resolved.

As of the date of this MD&A, the illegal blockade remains in place with safe access for its workers denied and as a result, current conditions do not permit investing the required capital to re-start the Cosalá Operations.

From December 2020 to February 2021, a number of meetings and discussions took place between the Company and the senior members of the Mexican federal government at their request. As a result of these meetings. the Company agreed to a framework for regaining access towards a possible restart of the sustainable operations at the San Rafael mine in the near term. The Company is now awaiting actions from the applicable authorities in support of this plan.

The Company will continue to work with all legitimate stakeholders and remains hopeful that a resolution, consistent with the rule of law can be achieved so that operations can re-commence in the near term. Please see the Company’s website under Cosalá Operations for further information concerning the illegal blockade.

Upon resolution of the illegal blockade, higher silver prices will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 area moving forward. Mining these silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver in the years following the removal of the blockade.
Page | 8

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

In addition, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability”, which highlights the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa.  The report accounts for the fulfillment of the Company’s labor commitments, the environmental, safety and economic impact in the community where the Cosalá Operations are located, which are in accordance with international business best practices. A summary of the key highlights and the full text of the Sustainability Report is available on the Company’s website.

Consolidated Operations

Consolidated operating results from 2020 were generally not comparable to 2019 due to the illegal blockade at the Cosalá Operations, the Recapitalization Plan at the Galena Complex, and the continued ramp up of operations at Relief Canyon with commercial production declared effective January 11, 2021. The Cosalá Operations were put on care and maintenance as required in response to the illegal blockade at the end of January 2020. Consolidated revenue decreased by $30.5 million during 2020 compared to 2019 primarily due to the illegal blockade preventing all access to the Cosalá Operations.

Other Items During Fiscal 2020

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at Relief Canyon. The $5 million advance was to be initially settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020. On July 31, 2020, the Company and Macquarie amended this agreement and converted the delivery schedule to a $7.2 million loan to be repaid in equal monthly installments of $1.2 million over a six-month period commencing at the end October 2020, among other terms.

On February 18, 2020, the Company announced it had entered into an at-the-market offering agreement (the “February 2020 ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the Lead Agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $15.0 million. As of April 16, 2020, the Company completed the February 2020 ATM Agreement and sold approximately 9.0 million common shares for gross proceeds of $15 million or approximately $1.66 per share.

On May 11, 2020, the Company received a loan of approximately $4.5 million through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during COVID-19. The loan may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. With the announcement of the forgiveness application opening before the end of Q1-2021, the Company expects to apply for forgiveness as the loan proceeds were used for the intended purposes under the program.

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of C$2.80 per common share for aggregate gross proceeds of approximately $20.4 million or C$28.75 million (the “May 2020 Offering”), which included the exercise by the underwriters, in full, of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes. Strategic investors led by Mr. Pierre Lassonde and Mr. Eric Sprott subscribed to approximately C$8.75 million of the bought deal public offering.

On September 4, 2020, the Company completed a bought deal public offering of 10,204,510 common shares at a price of C$3.86 per common share for aggregate gross proceeds of approximately $29.8 million or C$39.39 million (the “August 2020 Offering”), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. The net proceeds were used to advance development at Relief Canyon towards commercial production, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

On July 8, 2020, the Company completed the outstanding option acquisition agreement for the San Felipe property located in Sonora, Mexico, with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) where the Company  agreed to issue to Hochschild 1,687,401 of the Company’s common shares with a value equal to the outstanding payment of $3.75 million plus VAT using the 5-day volume-weighted average price on the TSX as of the date of the parties’ agreement, subject to adjustment in certain circumstances. On October 8, 2020, the Company issued the shares to Hochschild and closed the acquisition of the San Felipe property.

On December 15, 2020, the Company issued a $5 million promissory note to Sandstorm due June 15, 2022 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity.

Additional Subsequent Events

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of C$3.31 per common share for aggregate gross proceeds of approximately $26.7 million or C$33.94 million, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters.

On February 1, 2021, Sandstorm converted $5 million of the principal amount of the Company’s $10 million outstanding convertible debenture pursuant to the terms of the debenture into an aggregate of 2,336,448 common shares. On March 3, 2021, Sandstorm converted the remaining $5 million principal amount of the outstanding convertible debenture pursuant to the terms of the debenture for an additional of 2,336,448 common shares.

On March 2, 2021, the Company amended its remaining Loan Payable with Macquarie to be settled through monthly fixed cash payments totaling $2.9 million payable over a 6-month period commencing March 2021, among other terms.

Consolidated Results and Developments

Consolidated operating results from 2020 were generally not comparable to 2019 due to the illegal blockade at the Cosalá Operations, the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed, and the continued ramp up of operations at Relief Canyon with commercial production declared effective January 11, 2021. Specifically, the Cosalá Operations had no production since the illegal blockade and was put on care and maintenance at the end of January 2020 in response to the illegal blockade. As a result, the consolidated silver and silver equivalent production during 2020 decreased by approximately 95% compared to 2019.

Revenues similarly decreased by 52% to $27.9 million in 2020 from $58.4 million to 2019 primarily due to the illegal blockade at the Cosalá Operations. The net loss was $30.1 million in 2020 compared to a net loss of $34.2 million during 2019, representing a decrease of 12%. The decrease in net loss was primarily attributable to lower corporate general and administrative expenses, lower transaction costs, lower interest and financing expense, lower loss on derivative instruments, and higher income tax recovery, offset by the result of the illegal blockade, specifically: lower net revenue, lower cost of sales, lower depletion and amortization, and higher care and maintenance costs, and, additionally, offset by higher exploration costs. These variances are further discussed in the following sections.

The realized silver price increased by 29% from 2019 to 2020 with realized zinc and lead prices both decreasing by 10% and 7%, respectively, during the same period. Realized silver prices of $20.61/oz. for 2020 (2019 – $15.99/oz.) is comparable to the average London silver spot price of $20.51/oz. for 2020 (2019 – $16.21/oz.). Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Cosalá Operations

	Fiscal Year Ended December 31,
	2020	2019
Tonnes Milled	43,253	613,814
Silver Grade (g/t)	48	50
Zinc Grade (%)	4.26	3.96
Lead Grade (%)	1.70	1.64
Silver Recovery (%)	58.7	58.5
Zinc Recovery (%)	79.3	80.8
Lead Recovery (%)	74.3	73.8
Silver Produced (oz)	39,117	572,036
Zinc Produced (lbs)	3,221,744	43,314,002
Lead Produced (lbs)	1,203,720	16,374,030
Total Gold Equivalent Produced (oz)[1]	420	5,240
Total Silver Equivalent Produced (oz)[2]	308,435	4,685,053
Silver Sold (oz)	34,693	566,856
Zinc Sold (lbs)	3,083,663	41,733,934
Lead Sold (lbs)	988,828	16,296,085
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$5.90
Cash Cost/Ag Oz Produced ($/oz)[3]	$(11.32)	$(18.31)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	$(0.83)	$(10.90)

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]
Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

[3]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

In February 2020, the Company announced an illegal blockade was put in place at the Cosalá Operations by a group of individuals including a small minority of the Company’s hourly workforce. As a result, the Operations were put on care and maintenance pending the successful removal of the blockade. Since that time, management has made all possible efforts with the affected workers and the Mexican government to remove the illegal blockade in a safe and timely manner. See “Recent Developments and Operational Discussion – Cosalá Operations: COVID-19 and Illegal Blockade” for further information.

Galena Complex

	Fiscal Year Ended December 31,
	2020	2019
Tonnes Milled	128,673	111,391
Silver Grade (g/t)	234	218
Lead Grade (%)	7.32	5.46
Silver Recovery (%)	96.1	96.2
Lead Recovery (%)	92.6	92.4
Silver Produced (oz)	929,324	751,182
Lead Produced (lbs)	19,236,933	12,376,452
Total Gold Equivalent Produced (oz)[1]	10,853	8,782
Total Silver Equivalent Produced (oz)[2]	1,711,410	1,445,046
Silver Sold (oz)	898,276	748,478
Lead Sold (lbs)	18,550,181	12,353,918

[1]
Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]
Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

Page | 11

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company announced a strategic joint venture agreement with Sprott in September 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture has allowed the Company take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Guidance

The Company is not providing guidance for 2021 as a result of continuing work on the Recapitalization Plan at the Galena Complex, ongoing progress towards full production at the Relief Canyon mine, and the illegal blockade at the Cosalá Operations.

Results of Operations

Analysis of the year ended December 31, 2020 vs. the year ended December 31, 2019

The Company recorded a net loss of $30.1 million for the year ended December 31, 2020 compared to a net loss of $34.2 million for the year ended December 31, 2019. The decrease in net loss was primarily attributable to lower transaction costs ($3.4 million), lower interest and financing expense ($1.5 million), lower loss on derivative instruments ($2.3 million), and higher income tax recovery ($3.0 million), offset by the result of the illegal blockade, specifically: lower net revenue ($30.5 million), lower cost of sales ($25.5 million), lower depletion and amortization ($5.3 million), and higher care and maintenance costs ($5.5 million), and additionally by offset higher exploration costs ($2.1 million), each of which are described in more detail below.

Revenue decreased by $30.5 million from $58.4 million for the year ended December 31, 2019 to $27.9 million for the year ended December 31, 2020. Revenue from the Cosalá Operations fell $38.2 million due to the illegal blockade temporarily halting mining and processing operations beginning late January. This decrease was offset by an $7.7 million increase in silver and lead revenue at the Galena Complex from increased production, and realized metal prices during the year.

Cost of Sales decreased by $25.5 million from $56.7 million for the year ended December 31, 2019 to $31.2 million for the year ended December 31, 2020. Cost of sales from the Cosalá Operations decreased by $25.8 million due to the illegal blockade temporarily halting mining and processing operations beginning late January.

Depletion and amortization decreased by $5.3 million from $13.3 million for the year ended December 31, 2019 to $8.0 million for the year ended December 31, 2020 due to the illegal blockade at the Cosalá Operations during the year resulting in a $7.2 million decrease from a lower depletion rate based on units of production. The decrease was partially offset by an $1.8 million increase in depletion and amortization from the Galena Complex due to greater silver production during the year.

Care and maintenance costs increased by $5.5 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020; the majority of the ongoing carrying costs have been classified as care and maintenance costs as opposed to cost of sales while the illegal blockade continues to be in place.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Transaction costs decreased by $3.4 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition during 2019; no similar transaction occurred in 2020.

Exploration costs increased by $2.1 million primarily due to increased exploration activities at the Galena Complex associated with the Recapitalization Plan during the year.

Interest and financing expense decreased by $1.5 million from $1.8 million for the year ended December 31, 2019 to $0.3 million for the year ended December 31, 2020. The change was primarily due to interest and deferred costs related to previously outstanding convertible loans payable during the year ended December 31, 2019.

Loss on derivative instruments decreased by $2.3 million from a $2.5 million for the year ended December 31, 2019 to $0.2 million for the year ended December 31, 2020, due to $0.2 million in unrealized loss recognized from derivative instruments embedded within the Sandstorm convertible debenture. This derivative is correlated to the Company’s share price. No further costs are expected as Sandstorm as converted the full amount of the convertible debt subsequent to year end.

Income tax recovery increased by $3.0 million from a $2.0 million loss for the year ended December 31, 2019 to a $1.0 million gain for the year ended December 31, 2020, due to a net income tax recovery from the Cosalá Operations and Galena Complex recognized during the year.

Analysis of the three months ended December 31, 2020 vs. the three months ended December 31, 2019

The Company recorded a net loss of $9.0 million for the three months ended December 31, 2020 compared to a net loss of $14.6 million for the three months ended December 31, 2019. The decrease in net loss was primarily attributable to the Cosalá blockade, specifically: offset by lower net revenue ($4.4 million), lower cost of sales ($8.4 million), and higher care and maintenance costs ($1.4 million), in addition to lower transaction costs ($1.0 million), and higher income taxes recovery ($1.8 million), each of which are described in more detail below.

Revenue decreased by $4.4 million from $13.1 million for the three months ended December 31, 2019 to $8.7 million for the three months ended December 31, 2020. Revenue from the Cosalá Operations fell $9.0 million due to the illegal blockade temporarily halting mining and processing operations beginning in late January. This decrease was offset by an $4.6 million increase in silver and lead revenue at the Galena Complex from increased production and realized metal prices during the period.

Cost of Sales decreased by $8.4 million from $15.1 million for the three months ended December 31, 2019 to $6.7 million for the three months ended December 31, 2020. Cost of sales from the Cosalá Operations decreased by $6.7 million due to the illegal blockade temporarily halting mining and processing operations beginning late January.

Care and maintenance costs increased by $1.4 million as the Cosalá Operations were determined to be on care and maintenance since the end of January 2020; the majority of the ongoing carrying costs are classified as care and maintenance costs instead of cost of sales.

Transaction costs decreased by $1.0 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition during 2019; no similar transaction occurred in 2020.

Income tax recovery increased by $1.8 million due to deferred tax recovery from the Galena Complex recognized during the three months ended December 31, 2020.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Selected Annual Financial Information

Fiscal Year Ended December 31	2020[1]	2019[1]	2018
Revenues ($ M)	$27.9	$58.4	$68.4
Net Loss ($ M)	(30.1)	(34.2)	(10.7)
Comprehensive Loss ($ M)	(33.2)	(35.1)	(9.9)

Net Loss per Common Share - Basic and Diluted	$(0.24)	$(0.46)	$(0.25)

Silver Produced (oz)	39,117	1,163,618	1,417,537
Zinc Produced (lbs)	3,221,744	43,314,002	34,219,472
Lead Produced (lbs)	1,203,720	26,193,098	30,466,799
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$8.43	$8.29
Cash Cost/Ag Oz Produced ($/oz)[2]	$(11.32)	$4.61	$(0.63)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$(0.83)	$12.71	$9.80

Cash ($ M)	$4.7	$20.0	$3.5
Receivables ($ M)	5.1	5.3	7.7
Inventories ($ M)	9.4	8.5	8.1

Property, Plant and Equipment ($ M)	$259.3	$190.4	$96.3

Current Assets ($ M)	$20.1	$34.9	$29.4
Current Liabilities ($ M)	39.0	34.8	23.0
Working Capital ($ M)	(18.9)	0.1	6.4

Total Assets ($ M)	$284.8	$231.0	$127.2
Total Liabilities ($ M)	103.6	92.0	43.0
Total Equity ($ M)	181.2	139.0	84.2

[1]
Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil after Q1-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Page | 14

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2020.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2020 [1]	2020 [1]	2020 [1]	2020 [1]	2019 [1]	2019	2019	2019
Revenues ($ M)	$8.7	$7.3	$4.6	$7.3	$13.1	$12.5	$15.0	$17.8
Net Loss ($ M)	(9.0)	(6.2)	(10.8)	(4.1)	(14.6)	(8.8)	(8.0)	(2.8)
Comprehensive Loss ($ M)	(9.6)	(5.7)	(10.8)	(7.1)	(15.0)	(8.7)	(8.2)	(3.2)

Silver Produced (oz)	-	-	-	39,117	124,678	299,421	345,695	393,824
Zinc Produced (lbs)	-	-	-	3,221,744	10,796,517	10,103,688	11,150,174	11,263,623
Lead Produced (lbs)	-	-	-	1,203,720	3,977,258	6,766,804	7,237,607	8,211,429
Cost of Sales/Ag Eq Oz Produced ($/oz)	-	-	-	$7.19	$7.11	$10.80	$8.75	$7.11
Cash Cost/Ag Oz Produced ($/oz)[2]	-	-	-	$(11.32)	$(9.20)	$12.83	$8.28	$(0.50)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	-	-	-	$(0.83)	$1.05	$23.01	$16.15	$5.54

Current Assets (qtr. end) ($ M)	$20.1	$36.0	$28.4	$26.9	$34.9	$31.4	$32.4	$32.5
Current Liabilities (qtr. end) ($ M)	39.0	34.6	34.1	34.4	34.8	27.0	27.7	27.3
Working Capital (qtr. end) ($ M)	(18.9)	1.4	(5.7)	(7.5)	0.1	4.4	4.7	5.2

Total Assets (qtr. end) ($ M)	$284.8	$279.6	$258.1	$242.6	$231.0	$203.5	$191.6	$129.6
Total Liabilities (qtr. end) ($ M)	103.6	96.4	98.0	94.3	92.0	67.4	57.2	46.5
Total Equity (qtr. end) ($ M)	181.2	183.2	160.1	148.3	139.0	136.1	134.4	83.1

[1]
Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil after Q1-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2019 can be summarized as follows:

Opening cash balance as at December 31, 2019	$20.0
Cash used in operations	(17.3)
Expenditures on property, plant and equipment	(11.6)
Relief Canyon development costs	(58.9)
Lease payments	(3.4)
Glencore pre-payment facility repayments	(2.7)
At-the-market offering	14.3
May bought deal public offering	19.3
September bought deal public offering	28.0
Loan payable	3.8
Government loan	4.5
Promissory note	5.0
Contribution from non-controlling interests	5.0
Proceeds from exercise of options	0.1
Decrease in trade and other receivables	0.5
Change in inventories	(0.9)
Change in prepaid expenses	(0.3)
Change in trade and other payables	(0.9)
Change in foreign exchange rates	0.2
Closing cash balance as at December 31, 2020	$4.7

Page | 15

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company’s cash balance decreased from $20.0 million to $4.7 million with a working capital deficit of $18.9 million mainly due to cash used in operations, development costs at Relief Canyon, expenditures of property, plant and equipment at the Galena Complex, lease payments, and repayments on outstanding Glencore pre-payment facility. This decrease was offset by net proceeds received from the at-the-market offering and bought deal public offerings, net proceeds from the loan payable, government loan, and promissory note, and contributions received from the joint venture with Sprott. Current liabilities as at December 31, 2020 were $38.8 million which is $4.0 million higher than at December 31, 2019, principally due to decrease in trade and other payables, and decrease in Glencore pre-payment facility, offset by increase in deferred revenue, increase in loan payable to Macquarie, and increase in government loan.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, to continue to progress to obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels, specifically at Relief Canyon. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Despite significant recent increases in the market price of gold and silver, several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, the ongoing progress towards sustaining gold production, leaching operations and recovery at Relief Canyon, the illegal blockade at the Cosalá Operations, the Galena Complex Recapitalization Plan, and COVID-19. The Company believes that it has sufficient access to capital and cash flow to fund its 2021 operations, development, and exploration plans while meeting production targets (other than production targets in respect of the Cosalá Operations due to the continuance of the illegal blockade and its impact on operations) at current commodity price levels. In the longer term, as the Cosalá Operations are re-started and optimized, the Galena Complex is optimized, Relief Canyon generates sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 16 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2020). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years (excluding fiscal 2020 funding requirements paid in January 2021). Effects from COVID-19 adds much volatility to market conditions and changes in discount rates which may or may not impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of fiscal 2020 and adjusted by approximately $2.5 million as a result of significant market fluctuations from the recent market downturn related to COVID-19 and lowering of interest rates by central banks and governments globally. The Company expects to review the pension valuation quarterly should the effects to the economy from the pandemic continue.
Page | 16

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

On March 11, 2021, the American Rescue Plan Act of 2021 was passed with changes to pension funding requirements applicable to the Company’s defined benefit pension plans. Possible relief on future funding requirements is currently being assessed by the Company’s actuaries.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates, including doré bars, to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $70.5 million during the year ended December 31, 2020 (2019: $38.8 million), of which $54.5 million was spent towards progressing Relief Canyon to commercial production, drilling, and underground development costs, while $16.0 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding for budgeted fiscal 2021 capital expenditures.

The following table sets out the Company’s contractual obligations as of December 31, 2020:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$21,131	$21,131	$-	$-	$-
Glencore pre-payment facility	2,862	2,862	-	-	-
Convertible debenture	10,000	-	10,000	-	-
Interest on convertible debenture	1,353	600	753	-	-
Promissory note	5,000	-	5,000	-	-
Interest on promissory note	511	356	155	-	-
Government loan	4,499	947	3,552	-	-
Loan payable	6,025	6,025	-	-	-
Projected pension contributions	6,480	2,228	2,120	1,699	433
Decommissioning provision	10,029	-	-	-	10,029
Other long-term liabilities	4,619	-	4,068	22	529
Total	$72,509	$34,149	$25,648	$1,721	$10,991

1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in note 26 of the audited consolidated financial statements for the year ended December 31, 2020.

2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.
Page | 17

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2020.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on the Company’s SEDAR profile at www.sedar.com and EDGAR profile on www.edgar.com, the reader should carefully consider each of, and the cumulative effect of, the following factors. Any of these risk elements could have material adverse effects on the business of the Company. See note 26 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

Risks Associated With Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Furthermore, as at February 2020, the Company’s Relief Canyon mine experienced its first gold pour. With commercial production having been achieved at Relief Canyon in early January 2021, the Company’s only remaining significant milestone at Relief Canyon is the achievement of full production. The Company currently anticipates that full production will be reached at Relief Canyon in 2021, which would result in an increase in the Company’s precious metals revenue. Fluctuations in the prices of gold, silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for gold, silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the prices of gold and silver, for example, have on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold, silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. In particular, the price of gold has fluctuated widely in recent years, and consistently low prices for gold could have a negative impact on the profitability of the Company’s mine at Relief Canyon and could result in significantly greater losses for the Company, due to the high cost associated with the operations setup at the Relief Canyon mine. Declining market prices for gold, silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of gold, silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company Has a History of Negative Operating Cash Flow and May Continue to Experience Negative Operating Cash Flow

The Company has a recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for companies in the exploration and/or development stages in respect of material mineral properties, as is the case for the Company and its development of Relief Canyon to the achievement of commercial production and in light of the ongoing shutdown of operations at its Cosalá Operations due to the illegal blockade. With commercial production having been declared at Relief Canyon the Company anticipates that it will soon generate positive net cash flow on a consolidated basis. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.

The Company’s Working Capital Requirements May Be Higher than Anticipated and/or Its Revenue May Be Lower than Anticipated Over Relevant Periods

The Company’s revenues over the 12 months from the date of this MD&A may be lower than anticipated. Relief Canyon achieved commercial production in January 2021 and is currently ramping up to full production. The Company’s actual production at Relief Canyon, the price realized on sales of gold, and revenues from such sales, may be lower than anticipated. Moreover, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: delays in achieving full production Relief Canyon; the costs to achieve full production at Relief Canyon, the ability of the Company to maintain production at expected levels, or operating costs at Relief Canyon may be higher than expected; unanticipated capital requirements at the Galena Complex; costs relating to maintaining the Cosalá Operations on care and maintenance are higher than anticipated; the Company may be able to re-open the Cosalá Operations and resume mining activities at the mine, and costs relating to such re-opening and resumption of mining activities may be higher than the care and maintenance costs would have been; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events or public health crisis, or a resurgence or worsening of the COVID-19 pandemic and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors, including the ongoing impact of COVID-19, are not within the Company’s control.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company expects to achieve net cash flow over the 12 months following the date of this MD&A, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Cautionary Note Regarding Forward-Looking Information”.

The Company May Be Subject to Significant Capital Requirements and Operating Risks Associated With its Expanded Operations and its Expanded Portfolio of Growth Projects

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition. The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

COVID-19 Pandemic Has Previously Negatively Impacted and May in the Future Negatively Affect the Company’s Business, Operations and Financial Performance

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in certain regions in which the Company conducts its business operations and sells its products, including the United States, Canada and Mexico. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, have caused disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for gold, silver, zinc and lead, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Mexico and China. In March, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations, until the end of May 2020, which applied to the Company’s Cosalá Operations. At the end of May 2020, the Government of Mexico declared mining an essential activity and mining operations were generally permitted to resume. However, there can be no assurance that a similar decree will not be issued in the future, that mining activities will continue to be deemed an essential business or that mining activities will not otherwise be suspended in the future if COVID-19 continues to persist or there is a resurgence globally or in any jurisdiction in which the Company’s operations are located. In December 2020, a number of key personnel at Relief Canyon were determined to have COVID-19, and the Company instituted isolation and containment measures to prevent the spread of the virus. At Relief Canyon, the COVID-19 pandemic and associated restrictions previously limited the Company’s ability to promptly troubleshoot ramp-up issues and were a factor in delaying the achievement of commercial production.

The spread of COVID-19 has previously had, and is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and is expected that it may have further adverse effects on our financial performance, as well as the availability of certain key personnel and our ability to successfully execute our operations and business strategies and initiatives. While the restrictions and limitations noted above may be relaxed or rolled back if and when COVID-19 abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences and/or the emergence of new strains of COVID-19. The scope and timing of any such reinstatements are difficult to predict and may materially affect the Company’s business, operations and financial condition, and the market price of its common shares or other securities of the Company. The risks to the Company of such public health crises also include, but are not limited to, certain impacts, restrictions and limitations on activities which may result in delays in bringing Relief Canyon to full ramp-up of operations on the expected timeline, potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to the COVID-19 pandemic and issues relating to its resurgence and/or the emergence of new strains of COVID-19, risks to employee health and safety and their availability to conduct the Company’s operations, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Nevada, Idaho, Mexico and other jurisdictions in which the Company operates, increased costs, including those related to labour and fuel and any additional capital being required related to bringing Relief Canyon to full ramp-up of operations, the current temporary suspension of operations at the Cosalá Operations, the related recommencement of such operations, as applicable, and bringing such operations into full production, and our Recapitalization Plan for the Galena Complex, regulatory changes, political or economic instabilities, civil unrest, the availability of industry experts and personnel. At this point, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control. See “Recent Developments and Operational Discussion – COVID-19 Pandemic.”
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Impact of the COVID-19 Pandemic Continues To Create Significant Uncertainty in the Global Economy and for the Company’s Business, Operations and Financial Performance

The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States, Canada, Mexico and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains.

The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial performance is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences and the emergence of new strains of COVID-19 in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to the Company’s business for the foreseeable future, may heighten many of the risks and uncertainties identified herein, and could have a material adverse impact on the Company’s business, operations or financial performance in a manner that is difficult to predict.

The Company Is Dependent on the Success of the Relief Canyon Mine, the Galena Complex, and the San Rafael Project at Its Cosalá Operations which Are All Exposed to Operational Risks

The principal mineral projects of the Company are the Relief Canyon mine, the Galena Complex, and the San Rafael project at its Cosalá Operations. The Company achieved commercial production at the Relief Canyon mine in Pershing County, Nevada on January 11, 2020 and is still in the operational ramp-up phase leading up to full production capacity, which is expected to occur in 2021. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Relief Canyon mine, the Galena Complex, and the San Rafael Project at its Cosalá Operations will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Prior to the Company’s completion of the Pershing Gold Transaction, and the subsequent completion of construction and first gold pour at the Relief Canyon mine, the company did not have any gold producing operations. The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

The Company’s Production Estimates May Not Be Achieved As Mining And Exploration Activities And Future Mining Operations Are, And Will Be, Subject To Operational Risks And Hazards Inherent In The Mining Industry

The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction and achieved commercial production on January 11, 2020, the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and Cosalá Operations are not currently in operations due to an illegal blockade at the site. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
•	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope and underground rock failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
•	issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	labour shortages or strikes;
•	acts of terrorism, civil disobedience and protests; and
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

The Company recently achieved commercial production at Relief Canyon; however, it is still in the operational ramp-up phase leading up to full production capacity, which is expected to occur in mid-May 2021. There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities.

In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of gold, silver, zinc, and lead. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future gold, silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Risks Associated With Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and Relief Canyon are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican Government has conducted a highly publicized crackdown on the drug cartels, resulting in a loss of lives. There is no assurance that our operations will not be adversely impacted by such organizations.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification and the relevant governmental authorities in whose jurisdictions the Company carries on business.

On February 3, 2020, the Company announced that a group of individuals had illegally blockaded access to facilities at the Cosalá Operations and as a result of such illegal blockade there has been a temporary halt to mining and processing operations which continues; however, the Company has filed the applicable legal motions including criminal actions and engaged with the Government of Mexico at the state and federal levels to uphold the rule of law and safely remove the illegal blockade to ensure the security of the operations. While the Company believes that the cause for this illegal blockade is not fundamentally a labour matter, the Company always respects all aspects of Mexican labour law. The Company hopes to resolve this dispute in a timely fashion but there is no certainty of when the blockade will be removed and when operations can recommence.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex effective August 29, 2019 and runs until August 28, 2022. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Community Relations and Social Impact

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non‐governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Risks Associated with Transportation and Storage of Concentrate in Mexico

The doré and concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to sea ports for export to foreign markets. The geographic location of the Company’s operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including doré or concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Speculative Nature of Exploration and Development

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursion could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk while in possession. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, (including, for example, due to the impact brought by, and the duration of, COVID-19), or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted. See “Risk Factors – The Impact of the COVID-19 Pandemic Continues To Create Significant Uncertainty in the Global Economy and for the Company’s Business, Operations and Financial Performance”.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist  attacks, public  health  crises including epidemics, pandemics  or outbreaks  of  new infectious  disease  or  viruses (including,  most recently, the novel coronavirus (COVID-19)), and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos, for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte and the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See “Labour Relations, Employee Recruitment, Retention and Pension Funding” for further information.

The Company Is Subject to Currency Fluctuations that May Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Risks Associated With Americas Gold and Silver’s Various Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated With the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company’s Future Results Will Suffer if it Does Not Effectively Manage its Expanded Operations Following the Pershing Gold Transaction

The size of the Company’s business and operations increased significantly following completion of the Pershing Gold Transaction, in which it also acquired the Relief Canyon mine. The Company’s future success depends, in part, upon its ability to manage this expanded business and operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, managing the ramp-up phase to full production and associated increased costs and complexity. There can be no assurances that the Company will be successful as it expands its operations.

Risks Associated With the Company’s Strategic Joint Venture at its Galena Complex

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent offerings of Common Shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company is a Canadian company and This Could Have an Impact on Enforcement of Civil Liabilities Obtained under U.S. Securities Laws

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

U.S. Foreign Corrupt Practices Act and Similar Worldwide Anti-bribery Laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Company’s Common Shares to decline.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

●
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

●	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
●	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
●	Elimination of the IETU;
●	Elimination of the option for depreciation of capital assets on an accelerated basis;
●
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

●
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

United States

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law and significantly revised the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Tax Cuts and Jobs Act, among other things, reduces the backup withholding tax rate from 28% to 24% and contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” repeal of the alternative minimum tax (“AMT”) for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, revision in the attribution rules relating to shareholders of certain “controlled foreign corporations”, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or elimination of many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain, and the Company’s business and financial condition could be adversely affected. The impact of the Tax Cuts and Jobs Act on holders of the Company’s common shares is also uncertain and could be adverse. For example, recent changes in federal income tax law resulting in additional taxes owed by U.S. shareholders related to “controlled foreign corporations” may discourage U.S. investors from owning or acquiring (directly, indirectly or constructively) 10% or greater of outstanding Americas Gold and Silver common shares, which other shareholders may have viewed as beneficial or may otherwise negatively impact the trading price of Americas Gold and Silver common shares. Americas Gold and Silver is unable to predict what U.S. federal tax law may be proposed or enacted in the future or what effect such changes would have on Americas Gold and Silver’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect Americas Gold and Silver’s effective tax rates in the future where it has operations and have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. Shareholders are urged to consult with their own legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding Americas Gold and Silver common shares.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters.

U.S. holders of Americas Gold and Silver common shares should be aware that Americas Gold and Silver believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2020, and based on current business plans and financial expectations, Americas Gold and Silver expects that it will not be a PFIC for the current tax year. Americas Gold and Silver has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Gold and Silver will not become a PFIC for any tax year during which U.S. holders own Americas Gold and Silver shares.

If Americas Gold and Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Gold and Silver common shares, or any “excess distribution” received on its Americas Gold and Silver common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Gold and Silver common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Gold and Silver’s net capital gain and ordinary earnings for any year in which Americas Gold and Silver is a PFIC, whether or not Americas Gold and Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Gold and Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold and Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Gold and Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Gold and Silver common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Gold and Silver common shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the Transaction and the acquisition, ownership, and disposition of Americas Gold and Silver common shares.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to “subpart F income” and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Proposed Changes to Nevada Tax Legislation Applicable to the Company’s Properties

Recently, the Nevada Legislature during its 32nd Special Session passed joint resolutions AJR 1, AJR 2 and SJR 1 (the “Proposed Resolutions”) regarding the taxation of mines and minerals in Nevada, where the Company’s Relief Canyon project is located. Two of the Proposed Resolutions, AJR 1 and SJR 1, seek to repeal the current net proceeds of minerals tax and replace it with a tax of 7.75% applicable to the gross proceeds of mines and minerals. The third Proposed Resolution, AJR 2, would amend the current net proceeds of minerals tax rate cap of 5% and increase the tax rate cap to 12%. Any of the Proposed Resolutions would require an amendment to the Nevada Constitution, and under Section 1 of Article 16 of the Nevada Constitution, a majority of both the Nevada Assembly and Nevada Senate must pass any proposed amendments, which occurred in respect of the Proposed Resolutions during the 32nd Special Session. The Proposed Resolutions will now be submitted for a second vote by the Nevada Legislature during its next legislative session, which is currently scheduled to begin on February 1, 2021. Any form of the Proposed Resolutions that is passed during the next Nevada legislative session will then be submitted to the people of Nevada for a vote to ratify such form of Proposed Resolutions during the immediately subsequent general election, which would be held in late 2022.

Similar legislative amendments were previously proposed in Nevada in 2014, but were ultimately not adopted or enacted. The Company and its advisors are evaluating these recent Proposed Resolutions and their potential impact on the Company and its operations, including the Relief Canyon property. There can be no guarantee that the Proposed Resolutions will be adopted or enacted as proposed or at all, and as such the definitive impact on the Company of such changes in tax legislation remains uncertain at this time.

The ratification of any of the Proposed Resolutions in their current form would result in an increase to the cost of mining in the State of Nevada. These Proposed Resolutions and other changes to legislation and regulation in the United States, as well as similar changes in other jurisdictions may indicate an increasing risk for companies operating in the mining industry to be subject to increasing taxes. If the Proposed Resolutions are enacted, the Company’s activities, cash flows, and financial results may be adversely impacted by these and other changes.

Climate Change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

Regulations and Pending Legislation Governing Issues Involving Climate Change Could Result in Increased Operating and Capital Costs which Could Have a Material Adverse Effect on the Company’s Business

The production of gold and silver is an energy-intensive undertaking that results in a significant carbon footprint. The Company utilizes electricity, diesel fuel, and gasoline to directly or indirectly to produce metal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. At the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris in 2015, the Paris Agreement was adopted which was intended to govern emission reductions beyond 2020. The Paris Agreement went into effect in November 2016 when countries that produce at least 55% of the world’s greenhouse gas emissions ratified the agreement. While there are no immediate impacts to business from the Paris Agreement, the goal of limiting global warming to “well below 2ºC” will be taken up at national levels.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Some of the countries in which the Company operates have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States EPA issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Additionally, the United States and China signed a bilateral agreement in November 2014 that committed the United States to reduce greenhouse gas emissions by an additional 26% to 28% below 2005 levels by the year 2025. The EPA in August 2015 issued final rules for the Clean Power Plan under Section 111 (d) of the Clean Air Act designed to reduce greenhouse gas emissions at electric utilities in line with reductions planned for the compliance with the Paris Agreement. On June 19, 2019, the EPA as part of a regulatory review repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule which eliminates most of the emission reduction standards included in the Clean Power Plan. That rule is now the subject of challenges in the courts.

Legislation and increased regulation and requirements regarding climate change could impose increased costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.
Relief Canyon / the Galena Complex / the Cosalá Operations has/have in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plant and operating equipment ath the Company’s properties. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Additional Reporting Requirements May Apply if Americas Gold and Silver Loses its Status as a “Foreign Private Issuer” Under the U.S. Exchange Act

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the U.S. Exchange Act applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Exchange Act. Americas Gold and Silver is permitted to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do U.S. companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the U.S. proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Gold and Silver common shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than the requirements of the SEC applicable to domestic U.S. reporting companies.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form required as if it were a U.S. company, and will incur additional costs to make such filings. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. Additionally, if the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC rules regarding mineral resources and reserves, which differ from the requirements of NI 43-101.

Americas Gold and Silver is an “Emerging Growth Company” and Americas Gold and Silver Cannot be Certain if the Reduced Disclosure Requirements Applicable to Emerging Growth Companies Will Make Americas Gold and Silver Common Shares Less Attractive to Investors

Americas Gold and Silver is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from certain requirements applicable to other reporting companies that are not emerging growth companies, including the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

The following are future changes in accounting policies not yet effective as at December 31, 2020:

(i)            Property, plant and equipment

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before Intended Use - The standard is amended to prohibit deducting from the cost of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendments apply retrospectively only to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is assessing the impact of the amendments on the consolidated financial statements and will not be adopting the amendments early.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)            Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)            Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

(vii)            Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases and revenue recognition begins upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized while pre-production costs and revenues are capitalized and accumulated into such development costs. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition, cost of sales, and depletion of the mining property begins when commercial production has been achieved, and are recognized into the consolidated statement of loss and comprehensive loss, subject to impact of amendments to IAS 16 (see Note 5).

(viii)            Cash flows from production at Relief Canyon Mine and impact on operations

The Company had negative operating cash flows in 2020 while the Relief Canyon Mine was in development and a working capital deficit at year-end. Subsequent to year-end, the Company declared commercial production of the Relief Canyon Mine effective January 11, 2021 and completed a bought deal public offering for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD. With commercial production having been declared, the Company anticipates that it will begin to generate positive operating cash flows which will allow it to meet its financial obligations as they come due. The ability to achieve the expected sustaining production levels at Relief Canyon Mine, allowing the Company to generate sufficient operating cash flows, is a significant judgment in these financial statements with respect to the Company’s liquidity and the $138.2 million carrying value of the Relief Canyon segment. Should the Company experience negative operating cash flows in future periods or experience significant changes to anticipated production, the Company may need to raise additional funds through the issuance of equity or debt securities.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At December 31, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the year ended December 31, 2020, the Company settled non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP and recorded a realized gain of nil through profit or loss.

At December 31, 2020, the Company does not have any non-hedge commodity forward contracts outstanding. During the year ended December 31, 2020, the Company settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, and recorded a realized gain of nil through profit or loss.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at December 31, 2020, there were 117,975,579 common shares and nil preferred shares issued and outstanding.

As at March 22, 2021, there were 133,041,451 common shares issued and outstanding, and 10,448,957 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,264,520.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2020, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2020, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.
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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Reconciliation of Consolidated Cash Cost per Ounce

	2020[1]	2019[1]
Cost of sales ('000)	$1,816	$49,192
Non-cash costs ('000)[2]	(235)	35
Direct mining costs ('000)	$2,051	$49,227
Smelting, refining and royalty expenses ('000)	1,621	20,544
Less by-product credits ('000)	(4,115)	(64,412)
Total cash costs ('000)	$(443)	$5,359
Divided by silver produced (oz)	39,117	1,163,618
Silver cash costs ($/oz)	$(11.32)	$4.61

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2020[1]	2019
Cost of sales ('000)	$1,816	$27,642
Non-cash costs ('000)[2]	(235)	(25)
Direct mining costs ('000)	$2,051	$27,617
Smelting, refining and royalty expenses ('000)	1,621	18,009
Less by-product credits ('000)	(4,115)	(56,101)
Total cash costs ('000)	$(443)	$(10,475)
Divided by silver produced (oz)	39,117	572,036
Silver cash costs ($/oz)	$(11.32)	$(18.31)

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2020[1]	2019[1]
Total cash costs ('000)	$(443)	$5,359
Capital expenditures ('000)	157	9,058
Exploration costs ('000)	254	369
Total all-in sustaining costs ('000)	$(32)	$14,786
Divided by silver produced (oz)	39,117	1,163,618
Silver all-in sustaining costs ($/oz)	$(0.83)	$12.71

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the year ended December 31, 2020

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2020[1]	2019
Total cash costs ('000)	$(443)	$(10,475)
Capital expenditures ('000)	157	4,209
Exploration costs ('000)	254	32
Total all-in sustaining costs ('000)	$(32)	$(6,234)
Divided by silver produced (oz)	39,117	572,036
Silver all-in sustaining costs ($/oz)	$(0.83)	$(10.90)

[1]
Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil after Q1-2020 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

[2]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

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